FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 21, 2010 in which Registrant announced it has completed the deployment of a new VSAT network for lottery in a North African country.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 21, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat deploys turnkey satellite network for Lottery in North Africa

Petah Tikva, Israel, September 21, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that it has completed the deployment of a new VSAT network for lottery in a North African country. The lottery operator chose Gilat to provide a turnkey solution for connecting between their central processing system and remote lottery terminals located throughout the country.

This network was provided by Gilat as a turnkey solution which involved all aspects of the network equipment deployment along with the initial operation of the network. This was in accordance with Gilat’s Build-Operate-Transfer (BOT) offering, giving the customer a longer period for preparation before engaging in the network operation.

Gilat’s satellite-based solution provides the necessary high-availability for the online operation of the remote lottery terminals. In addition, the network can be established within a short timeframe and is a proven, cost-effective communications platform for conducting lottery transactions.

Despite the difficult accessibility and remoteness of many of the locations, Gilat completed the installation of the entire network including 2 hubs and over 1000 VSATs within less than two months.

“Gilat was able to rapidly allocate skilled and experienced project managers and hub operators in the field making it possible for us to have the primary hub installed in less than a week.” said Jaron Lotan, Gilat’s Chief Operating Officer. “The first 900 sites were installed in less than 30 days throughout a region spanning around 2500 kilometers”.

This deployment follows Gilat’s recent announcements of new network deployments in Africa including the April 2010 announcement of 2500 site multinational broadband satellite network for lottery in West Africa.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com